PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN RECEIVES EXCELLENT RESULTS FROM 2009 DRILLING AT ESAASE GOLD PROJECT

Vancouver, BC, July 22, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce results from four holes of its 2009 resource expansion-drilling program at the Esaase property in southwest Ghana.  The results are from the part of the program targeting areas where Keegan had obtained significant grade widths at the end of its 2008 drilling program (see Keegan News Release dated February 18, 2009).  The results indicate even higher grade zones as can be seen by intercepts such as 10 m of 6.04 g/t Au and 22 m of 10.31 g/t Au in hole 540, 25 m of 3.59 g/t Au and 12.4 m of 3.07 g/t Au from hole 541, and 29 m of 3.04 g/t Au from hole 538 (see Table 1 below for additional results).  The collars are located over 100 meters from the closest previous drilling and the results are from areas not currently included in Keegan’s resource. Please see www.keeganresources.com for a drill hole location map.

Table 1: Intercepts from the 2009 resource expansion-drilling program at the Esaase property.  Only intercepts with grade widths of greater than 10 g/t Au x meter are shown.  Intercepts with grade-widths of approximately 40 g/t Au x meter or higher are bolded. Distances are in drilled meters and grades reported in g/t Au.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KEDD538	275	304	29	3.04	KEDD540	374.5	384.5	10	6.04
including	298	302.2	4.2	16.58	including	376.6	377.6	1	50.3
KEDD538	360	406	46	1	KEDD540	412.5	434.5	22	10.31
KEDD538	435	450	15	1.79	including	431.5	432.5	1	215
KEDD539	375.25	391.1	15.9	1.67	KEDD541	258	283	25	3.59
KEDD539	400	415	15	1.05	including	260	261	1	15.65
KEDD539	455	466	11	1.06	including	275	276.2	1	48.3
KEDD539	473	482	9	1.06	KEDD541	357	369.4	12.4	3.07
KEDD540	31	33	2	31.23	including	365.9	367.1	1.2	10.45
including	31	32	1	59.6	KEDD541	424	439	15	1.15

President and CEO Dan McCoy states: "These new results come from an area where block modeling, grade contouring and structural interpretation all suggest significant high grade potential at depth.  Keegan intends to bring in a second drill rig in the near future to continue to test high quality targets both down dip and along strike as well as to continue to rapidly define the upper portions of the main deposit at Esaase.  At the same time, Keegan’s engineering team is focused on development-oriented projects such as geotechnical and hydrological drilling, continued metallurgical test work as well as comprehensive engineering, environmental and community engagement programs.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ diameter and is split, logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths.  The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan’s most recent 43-101 technical report on www.sedar.com.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.